___________________________________
                                          :
         IN THE MATTER OF                 :
                                          :
ALLEGHENY POWER SYSTEM, INC. et. al.      :
                                          :       CERTIFICATE
         File No. 70-8411                 :  PURSUANT TO RULE 24
                                          :  FOR THE QUARTER ENDED
     (Public Utility Holding              :  MARCH 31, 1997
      Company Act of 1935)                :
___________________________________       :




            As of March 31, 1997, Allegheny Power System, Inc. ("APS") has made capital contributions to AYP Capital, Inc. ("AYP Capital") and its subsidiaries totaling $34,308,324. See attached consolidated financial statements for the quarter ended March 31, 1997. During the first quarter of 1997, AYP Capital performed studies and completed preliminary development activities in connection with the ownership of companies in the areas of emerging technologies closely related to APS's core business. Other specific activities performed by AYP Capital during the first quarter of 1997 are shown below.

I. Description of Activities

   A.     Consulting and Engineering Services

          AYP Capital provided engineering, consulting, procurement and construction services to nonaffiliated entities and completed development and marketing activities associated with the provision of such services to nonaffiliated entities.

   B.     Energy Management Services - APS Cogenex

          As previously reported, AYP Capital and EUA-Cogenex agreed to cease joint marketing activities for energy management services under the terms of their joint venture agreement for APS Cogenex. Pending resolution of outstanding jobs, the APS Cogenex joint venture continues to exist.

          AYP Capital developed energy management products and services to be offered to customers in and around the service territory of its affiliates.

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   C.     EWGs and FUCOs

          AYP Capital, through the Latin American Energy and Electricity Fund I, L.P. ("FondElec"), a limited partnership formed to invest in and develop electric energy opportunities in Latin America, continued to investigate FUCO investments. No new investments were made in
          the first quarter.   As of  the end of the first quarter of 1997,
          AYP Capital has invested $1,787,566 in FondElec.

          AYP Energy continues as an exempt wholesale generator ("EWG") and power marketer.

   D.     Real Estate Activities

          No new activities.

   E.  Insider Heat Pump Distributorship

          AYP Capital received SEC approval to sell and market heat pumps. It performed preliminary development activities and began selling and marketing heat pumps.

   F.     HVAC and Appliance Warranties/Power Quality Devices

          On April 24, 1997, AYP Capital received SEC approval to engage in the sale and marketing of HVAC (Heating, Ventilation and Air Conditioning) appliance warranties and power quality devices.



II. Guarantees or assumption of liabilities by APS on behalf of AYP Capital or its subsidiaries

          APS provided a Support Agreement to AYP Energy in connection with a $15 million discretionary line of credit for AYP Energy for the issuance of standby letters of credit for the benefit of AYP Energy's activities.





III.      Services Provided by AYP Capital to Associate Companies

          AYP Capital did not provide any services to associate companies during the first quarter of 1997.

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IV.       Factoring Activities

          AYP Capital did not perform any activities associated with the factoring of accounts receivable.


                                      ALLEGHENY POWER SYSTEM, INC.


                                      By /s/ Thomas K. Henderson
                                             Thomas K. Henderson
                                               Vice President




                                      AYP CAPITAL, INC.




                                      By /s/ Thomas K. Henderson
                                             Thomas K. Henderson
                                                    Counsel



Dated: May 29, 1997